SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16944W104

(CUSIP Number)

Suite 2901, 29th Floor, the Center

99 Queen's Road Central, Central, Hong Kong

Attention: Gabriel Li

Telephone: +852 2115-8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104	13D	Page 1

1	Names of reporting persons YM Investment Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468

11	Aggregate amount beneficially owned by each reporting person 25,814,468
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.23% (based on 134,210,745 shares outstanding on September 30, 2019)
14	Type of reporting person (see instructions) HC

CUSIP No. 16944W104	13D	Page 2

1	Names of reporting persons The Li Family (PTC) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468*
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468*

11	Aggregate amount beneficially owned by each reporting person 25,814,468*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.23% (based on 134,210,745 shares outstanding on September 30, 2019)
14	Type of reporting person (see instructions) HC

* Represents 25,814,468 ordinary shares held in the form of ADS by YM Investment Limited.

CUSIP No. 16944W104	13D	Page 3

1	Names of reporting persons Lam Lai Ming
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 25,814,468*
	9	Sole dispositive power None
	10	Shared dispositive power 25,814,468*

11	Aggregate amount beneficially owned by each reporting person 25,814,468*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.23% (based on 134,210,745 shares outstanding on September 30, 2019)
14	Type of reporting person (see instructions) IN

* Represents 25,814,468 ordinary shares held in the form of ADS by YM Investment Limited.

CUSIP No. 16944W104	13D	Page 4

Item 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement" relates to the Schedule 13D previous filed on February 12, 2019 with respect to the ordinary shares of China Distance Education Holdings Limited (the "Issuer", whose principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

Item 2. IDENTITY AND BACKGROUND

(a)    This is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):

(i) YM Investment Limited, a British Virgin Islands company;

(ii) The Li Family (PTC) Limited, a British Virgin Islands company; and

(iii) Ms. Lam Lai Ming, a citizen of Hong Kong.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This Statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

b)    Residence or Business Address:

The principal business office of YM Investment Limited is:

c/o Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

The principal business office of The Li Family (PTC) Limited is:

c/o 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG 1110, British Virgin Islands

The principal business office of Ms. Lam Lai Ming is:

c/o Suite 2901, 29th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong

(c)    YM Investment Limited is wholly-owned by The Li 2007 Family Trust. The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, The Li Family (PTC) Limited as trustee and Ms. Lam Lai Ming and her family members as the beneficiaries.

(d)    None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The place of organization of YM Investment Limited and The Li Family (PTC) Limited is the British Virgin Islands. The citizenship of Ms. Lam Lai Ming is Hong Kong.

 Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since the filing of the Schedule 13D on February 12, 2019, the following transactions were undertaken by the Reporting Persons:

Nil

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons intend to review its investment on a regular basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. 16944W104	13D	Page 5

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)    Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 134,210,745 shares outstanding on September 30, 2019. The information set forth and/or incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.

Each of YM Investment Limited, The Li Family (PTC) Limited and Lam Lai Ming, may be deemed to own an aggregate of 25,814,468 ordinary shares, which constitutes approximately 19.23% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.

(b)    The number of ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d)    Under certain circumstances set forth in the amended and restated articles of memorandum and association of each of YM Investment Limited and The Li Family (PTC) Limited, the partners, shareholders or beneficiaries of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the ordinary shares of the Issuer owned by each such entity of which they are a shareholder or beneficiary.

(e)    Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

CUSIP No. 16944W104	13D	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

YM Investment Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Director

The Li Family (PTC) Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

Lam Lai Ming

/s/ Lam Lai Ming
Name: Lam Lai Ming
Title: Settlor of The Li 2007 Family Trust